UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2019

Commission File Number: 001-38722

ORCHARD THERAPEUTICS PLC

(Translation of registrant’s name into English)

108 Cannon Street

London EC4N 6EU

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On January 7, 2019, Orchard Therapeutics plc (the “Company”) issued a press release, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The Company will be conducting meetings with investors attending the 37th Annual J.P. Morgan Healthcare Conference in San Francisco beginning on January 7, 2019. As part of these meetings, the Company will deliver the slide presentation furnished to this report as Exhibit 99.2 and which is incorporated herein by reference.

The information in this report included as Exhibit 99.1 and Exhibit 99.2 and incorporated herein by reference shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section. It may only be incorporated by reference in another filing under the Exchange Act or the Securities Act of 1933, as amended, if such subsequent filing specifically references the information furnished pursuant to this report.

EXHIBITS

Exhibit	Description

99.1	Press Release dated January 7, 2019

99.2	Orchard Therapeutics plc Presentation at the 37th Annual J.P. Morgan Healthcare Conference, dated January 7, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORCHARD THERAPEUTICS PLC

Date: January 7, 2019	By:	/s/ Frank E. Thomas
Frank E. Thomas Chief Financial Officer